SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 1 June 2005

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ David C. Forward

Name: David C. Forward
Title: Assistant Secretary

Date: 1 June 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of May, and 1 June, 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

Recent Announcements to The London Stock Exchange:

DATE	DETAILS
1.6.05	Sales Of Four Gas Distribution Networks Completed.
24.5.05	NGT's Exec. Directors' share interests (further operation of the ESOP and one Director, R J Urwin, exercises Sharematch awards).
23.5.05	Investor Seminar- 20 July 2005.
17.5.05	Quest Operation
10.5.05	Directors Interests - Share Incentive Plan - monthly update
6.5.05	Notification of Directors' Interests on Appointment (J Allan)
3.5.05	Quest operation

Note: In addition, a 'same day' SEC filing on Form 6-K was made on 19 May
'Results for the year ended 31 March 2005'

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of May, and 1 June, 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

1 June 2005

SALES OF FOUR GAS DISTRIBUTION NETWORKS COMPLETED

National Grid Transco plc today announces that it has completed the sales of four of its regional gas distribution networks for a total cash consideration of £5.8 billion.

The North of England distribution network has been sold to a consortium led by Cheung Kong Infrastructure Holdings Limited and including United Utilities PLC for a cash consideration of £1.4 billion. The South of England and the Scotland distribution networks have been sold to a consortium comprising Scottish and Southern Energy plc, Borealis Infrastructure Management Inc and Ontario Teacher's Pension Plan for a cash consideration of £3.2 billion. The Wales & the West distribution network has been sold to a consortium led by the Macquarie European Infrastructure Fund (a wholesale fund managed by a member of the Macquarie Bank Group), for a cash consideration of £1.2 billion.

Roger Urwin, Chief Executive of National Grid Transco, said:

"We are delighted to announce completion of our network sales. This very successfully concludes a long and complex process, led by Steve Holliday and his team, working closely with Ofgem, the Department of Trade and Industry, and the new owners. It marks the inauguration of what is in effect a new gas distribution industry for the UK. We look forward to taking forward our retained gas distribution business, by far the largest in the UK, and setting new levels of efficiency to the benefit of customers and shareholders alike."

CONTACT DETAILS

National Grid Transco:

Investors
Alexandra Lewis		+44 (0)7768 554879(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173(m)

Citigate Dewe Rogerson
Anthony Carlisle	+44 (0)20 7638 9571	+44 (0)7973 611888(m)

24 May 2005

National Grid Transco plc ('NGT')

--------------------------------------------------------------------------------
National Grid 1996 Employee Benefit Trust (ESOP)
(Notification of Directors' Interests,
pursuant to Section 324(2) of The Companies Act 1985)

Directors' Interests- Dr R J Urwin
--------------------------------------------------------------------------------

NGT today received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R Urwin and N Winser) ceased to be technically interested in a total of 17,425 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 24 May 2005.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

One of NGT's Directors, Dr R J Urwin, was the participant involved. The 17,425 shares were transferred to him on exercising the Sharematch awards granted under the National Grid Share Matching Scheme operations in 1998, 1999, 2000 and 2001.

His total personal interest in NGT shares is unchanged, as he retained the shares.

Contact: D C Forward, Assistant Secretary (0207 004 3226)

23 May 2005

National Grid Transco plc
Investor Seminar on UK gas distribution and Wireless infrastructure

National Grid Transco plc is holding a seminar on 20 July 2005 for investors and analysts covering its UK gas distribution and Wireless infrastructure businesses.

The seminar will include presentations from a number of the management team including Steve Holliday and Edward Astle on the performance and outlook of their business segments.

Presentation slides will, as usual, be made available on the Investors' section of the National Grid Transco web site (www.ngtgroup.com).

In order that we can plan appropriately, if you would like to register an interest in attending this event, please contact Debbie Taylor (e-mail: deborah.taylor@ngtgroup.com). Invitations and further details (including relating to the venue) will be issued to interested parties nearer the time.

Contacts

Alexandra Lewis +44 (0)20 7004 3170 +44 (0)7768 554879(m)
David Campbell +44 (0)20 7004 3171 +44 (0)7799 131783(m)
Richard Smith +44 (0)20 7004 3172 +44 (0)7747 006321(m)
Debbie Taylor +44 (0)20 7004 3169 +44 (0)7787 568375(m)

National Grid Transco plc (NGT)

17 May 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
---------------------------------------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser, and R J Urwin, technically ceased to be interested in 25,649 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid Transco plc (NGT)
Tuesday 10 May 2005

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 63,265 NGT ordinary shares under the scheme was confirmed by the Trustee, the shares having been purchased in the market on 9th May, at a price of 512.49 pence per share, on behalf of some 3,800 participants.

The following executive Directors of NGT are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	24	630,262
Roger Urwin	24	1,375,850

6 May 2005

National Grid Transco plc (NGT)

Notification of Directors' Interests on Appointment
-----------------------------------------------------------------------------

Following his appointment as a Non-Executive Director on 1 May 2005, NGT notifies that John Allan's previous directorships in non-group listed companies held within the past five years were The Hamleys Group Limited and Wolseley PLC. There is no other information required to be disclosed by paragraph 16.4 of the Listing Rules in respect of John Allan.

National Grid Transco plc (NGT)
3 May 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
---------------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 24,992 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).